UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

April 2016 Up 2.3% Year over Year

Mexico City, May 4, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for April 2016 increased by 2.3% when compared to April 2015.

This announcement reflects comparisons between April 1 through April 30, 2016 and 2015. Transit and general aviation passengers are excluded. During 2015, the Holy Week took place from March 27 through April 5, while in 2016 it took place from March 18 through March 27.

Domestic
Airport	April 2015	April 2016	% Change
Cancún	482,319	469,209	(2.7)
Cozumel	8,680	10,031	15.6
Huatulco	46,098	41,071	(10.9)
Mérida	124,103	138,252	11.4
Minatitlán	20,111	19,265	(4.2)
Oaxaca	46,444	53,393	15.0
Tapachula	18,900	23,019	21.8
Veracruz	99,758	98,671	(1.1)
Villahermosa	104,318	91,249	(12.5)
Total Domestic	950,731	944,160	(0.7)

International
Airport	April 2015	April 2016	% Change
Cancún	1,234,433	1,298,014	5.2
Cozumel	44,882	35,964	(19.9)
Huatulco	7,498	10,875	45.0
Mérida	9,291	12,555	35.1
Minatitlán	794	821	3.4
Oaxaca	4,730	4,343	(8.2)
Tapachula	1,044	1,037	(0.7)
Veracruz	6,412	5,669	(11.6)
Villahermosa	4,192	3,460	(17.5)
Total International	1,313,276	1,372,738	4.5

ASUR - Page 1 of 2

Total
Airport	April 2015	April 2016	% Change
Cancún	1,716,752	1,767,223	2.9
Cozumel	53,562	45,995	(14.1)
Huatulco	53,596	51,946	(3.1)
Mérida	133,394	150,807	13.1
Minatitlán	20,905	20,086	(3.9)
Oaxaca	51,174	57,736	12.8
Tapachula	19,944	24,056	20.6
Veracruz	106,170	104,340	(1.7)
Villahermosa	108,510	94,709	(12.7)
ASUR Total	2,264,007	2,316,898	2.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR - Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: May 4, 2016